82-34854

05009441

c&c group plc

RECEIVED
2005 JUL -5 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

C&C confirms announcement dates for first half pre-close period trading statement and fiscal 2006 first half results

SUPPL

CCR.I CCR.L

Dublin, London, June 28, 2005: C&C Group plc ('C&C'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced dates when it will issue its fiscal 2006 first half pre-close period trading statement and its fiscal 2006 first half results.

C&C will issue a first half pre-close period trading statement on August 31, 2005 to provide investors and analysts with an update on current business conditions. The C&C management team will host a conference call for investors and analysts on that date. Confirmation of the conference call time and dial in details will be issued closer to the date.

C&C also confirmed that it will announce fiscal 2006 first half results on October 11, 2005.

Further details are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

Investors and analysts	Irish Media	International Media
Mark Kenny K Capital Source Tel: +353-1- 631 5500 Email: c&cgroup@kcapitalsource.com Or: mkenny@kcapitalsource.com	Paddy Hughes Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

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